SEC
Mail Processing
Section

MAR 10 2008

Washington, DC
101

FOSTER'S
GROUP

08001281

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"2008 Interim Results Presentation"

Released: 19 February 2008

Pages: 24
(including this page)

SUPPL

FILE NO: 082-01711

Fosters Brewing

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

dew 3/18

2008 Interim Results Presentation

19 February 2008

FOSTER'S GROUP

Outlook Statement Disclaimer

Foster's Group Limited advises that the following presentation contains forward looking statements which may be subject to significant uncertainties outside of Foster's control.

No representation is made as to the accuracy or reliability of forecasts or the assumptions on which they are based.

Actual future events may vary from these forecasts and you are cautioned not to place undue reliance on any forward looking statement.

Trevor O'Hoy
Chief Executive Officer



2008 Interim Results Summary



	Constant Currency	Reported	
Net Sales Revenue	↑ 3.2%	↓ 0.5%	$2,356
EBITS	↑ 9.1%	↑ 3.5%	$635
EBITS Margin	↑ 140 bpts	↑ 100 bpts	26.9%
Earnings per Share (1)	↑ 15.4%	↑ 9.7%	20.1¢
Cash Conversion		↑ 17.8 pts	85.9%

Unless otherwise stated, all figures are continuing business before significant items and SGARA
1. Continuing and discontinued business before significant items and SGARA

FOSTER'S

2008 Interim Results Scorecard

☑	AAP earnings growth
☒	Americas earnings growth
☑	EMEA earnings growth
☑	BCS[1] costs in line with expectations
☑	Wine costs in line with expectations
☑	Cash generation and capital management

1. Beer, Cider, Spirits and RTDs

Australia, Asia and Pacific - BCS Volume and Revenue Growth



Total
Premium
Regular
Mid
Light
Other
%
-15
-10
-5
0
5
10
15
Volume
Revenue

- Revenue up 5.3%
- Continuation of above category growth in premium import
- Domestic premium brand building and pricing discipline
- Robust Pure Blonde and Carlton Dry growth delivering regular category mix benefit
- Continued growth in Carlton Draught, lower VB regular volume
- VB Mid and Crown Gold capturing mid-strength category share

Global Wine
Volume and Revenue Growth


Total Wine
Beringer
Lindemans
Penfolds
Rosemount
Wolf Blass
YG/Mat/Gab.[1]
-15
-10
-5
0
5
10
15
%
■ Volume ■ Revenue

- 5 global wine brands constant currency revenue up 2.9%
- Beringer constant currency revenue up strongly
- Lindemans and Wolf Blass growth driven by EMEA
- Strong Rosemount growth in EMEA and AAP
- Penfolds reduced focus of lower tiers
- Strong growth from Yellowglen, Matua and Gabbiano
- De-emphasis of cask and low margin wine in Australia

[1] Yellowglen, Matua & Gabbiano

FOSTER'S

Angus McKay
Chief Financial Officer



Key Financials

		Constant Currency Change	Reported Change	1H 08
Earnings	Net Sales Revenue	+3.2%	-0.5%	$2,356m
	EBITS	+9.1%	+3.5%	$635m
	Net Profit (1)	+11.4%	+6.0%	$394m
	Earnings per share (1)	+15.4%	+9.7%	20.1¢
Cash Flow	Cash Conversion		+17.8pts	85.9%
	Cash Flow after Dividends		>+200.0%	$288m
	Net Debt		+$232m(2)	$2,801m
Returns	Dividend		+11.6%	12.00¢

Unless otherwise stated, all figures are continuing business before significant items and SGARA
1. Continuing and discontinued business before significant items and SGARA
2. Movement from 30 June 2007

FOSTER'S

Net Profit before Significant Items and SGARA


A$m
410
400
390
380
370
360
350
340
330
371.4
(11.1)
360.3
23.6
(2.1)
20.6
(9.3)
(0.7)
392.3
1.2
393.5
1H07 Net Profit before significant Items & SGARA
Discontinued
1H07 Continuing Net Profit before significant Items & SGARA
Regional EBITS
Corporate Expense
Interest
Tax
Minorities
1H08 Continuing Net Profit before significant Items and SGARA
Discontinued
1H08 Net Profit before significant Items & SGARA

FOSTER'S

Australia, Asia and Pacific



66.8
65.6
Volume (9L cases m's)

Volume down 1.9%

- BCS volume down 0.8% to 59.8 million cases
- Wine volume down 9.7% to 5.8 million cases



1,515
1,563
NSR ($m's)

Net sales revenue up 3.1%, constant currency up 3.2%

- Constant currency BCS revenue up 5.4% to $1,217.1 million
- Constant currency wine revenue down 3.9% to $345.5 million



451.8
515.5
EBITS ($m's)

EBITS up 14.1%, constant currency up 13.2%

- Constant currency BCS EBITS up 8.3%
- Constant currency wine EBITS up 48.2%
- Constant currency EBITS margins up 2.9 pts

■ 1H07 ■ 1H08

FOSTER'S

Australia, Asia and Pacific - BCS



60.3
59.8
Volume (9L cases m's)

Volume down 1.0%

- AAP Beer volume down 1.1%
- Australia BCS volume down 1.0%



1,156
1,217
NSR ($m's)

Net sales revenue up 5.3%, constant currency up 5.4%

- AAP beer revenue up 6.4%
- AAP BCS revenue per case up 6.2%



396.3
433.4
EBITS ($m's)

EBITS up 9.4%, constant currency up 8.3%

- EBITS margins up 1.3 pts
- Mix adjusted Australia BCS unit cost of goods up 3.1%
- $17.8 million asset sale profits
- $4.9 million Australian logistics transformation costs

■ 1H07 ■ 1H08

FOSTER'S

Australia, Asia and Pacific - Wine



6.5
5.8
Volume (9L cases m's)

Volume down 9.7%

- Bottled wine volume down 5.4%
- Reduced volume of cask and low/negative margin products
- Australian distributor re-alignment



359
346
NSR ($m's)

Net sales revenue down 3.9%, constant currency down 3.9%

- Constant currency revenue per case up 6.4%
- Significant contribution from mix
- Price increase throughout the region



55.5
82.1
EBITS ($m's)

EBITS up 47.9%, constant currency up 48.2%

- Wolf Blass packaging and export logistic cost overruns in the prior period
- Underlying EBITS growth mid-teens
- Key contributors mix and price

■ 1H07 ■ 1H08

FOSTER'S

Americas



12.8
12.8
Volume (9L cases m's)

Volume flat, wine volume up 2.4%

- Beringer California Collection up 17.6%
- Californian wine up 11.0%
- Australian wine down 8.7%,



626
555
NSR ($m's)

Net Sales Revenue down 11.3%, constant currency wine up 0.3%

- Californian wine constant currency revenue increased
- Australian wine constant currency revenue decreased



144.9
98.3
EBITS ($m's)

EBITS down 32.2%, constant currency EBITS down 11.9%

- Constant currency margins down 2.5 points, mix and cost of goods
- California vintage 2006
- Significant increase in US glass costs

■ 1H07 ■ 1H08

FOSTER'S

Europe, Middle East and Africa



5.4
5.8
Volume (9L cases m's)
228
239
NSR ($m's)
38.7
45.1
EBITS ($m's)
1H07 1H08

Volume up 8.3%, wine volume up 9.4%

- UK wine volume up 8.0%
- Continental Europe wine volume up 11.3%

Net sales revenue up 5.0%, wine constant currency revenue up 11.4%

- UK constant currency wine revenue up 8.0%
- Continental Europe constant currency wine revenue up 12.8%
- Wine constant currency revenue per case up 1.9%, pricing in Continental Europe

EBITS up 16.5%, constant currency EBITS up 22.9%

- Constant currency EBITS margins up 1.9 points, driven by price, mix and efficiency realisation
- Cost savings from in-market packaging

FOSTER'S

Global Wine



21.1
21.2
Volume (9L cases m's)
1,203
1,129
NSR ($m's)
233.6
219.9
EBITS ($m's)
1H07 1H08

Volume up 0.2%

- Australian wine volume down 4.0%
- Californian wine volume up 9.8%
- Strong growth from other regions off low base

Net sales revenue down 6.1%, constant currency revenue up 1.0%

- Australian wine constant currency revenue per case up 2.2%, pricing and premium bottled wine focus
- Californian wine constant currency revenue per case down 5.2% driven by H108 mix

EBITS down 5.9%, constant currency EBITS up 10.8%

- Constant currency EBITS margins up 1.8 points
- Constant currency unit Cost of Goods up moderately

FOSTER'S

Australian Vintage 2007

Indicative Australian FY08 Volume by Vintage Release



■ V07 ■ V06 ■ V05 ■ Pre-V05

- Blend of vintages sold in any year
- Majority of volume sold in any year is from past three vintages

Indicative phasing of incremental Vintage 2007 cost to future years



100%
80%
60%
40%
20%
0%
FY 08
FY 09
FY 10
Beyond FY 10

- Phasing differs for each vintage, grape price movements rarely uniform across grades
- Vintage 2007 higher cost than vintage 2006, lower yields in premium / dryland regions
- Vintage 2007 cost of goods impact spread over 4+ years, weighted to FY09 and FY10

FOSTER'S

Vintage Outlook

California 2007 Vintage

- Similar size and cost to Vintage 2006
- Excellent quality expected across all varieties and regions

Australian 2008 Vintage

- Comfortable with current grape commitments
- Expect 2008 vintage to be similar size to the 2007 vintage:
  - Inland irrigated region yields impacted by reduced water availability
  - Premium region yields expected to be above 2007 vintage
  - Foster's owned vineyard yields expected to be above 2007
- Likely to result in further decline in industry bulk wine surplus
- At this early stage overall 2008 vintage costs expected to be slightly above vintage 2007, increases weighted to irrigated commercial grades

FOSTER'S

Currency Sensitivities

	Selected Currency			Wine EBITS ($m's)	Group Profit Before Tax ($m's)
Impact of FX on 1H 08		1H 07	1H 08		
	AUD/USD	76.60	86.78	(30.7)	(16.3)
	AUD/GBP	40.37	42.65	(11.3)	(10.5)
	Other			6.0	6.7
	Total			(35.9)	(20.1)
2H 08 Indicative Sensitivities		1H 08	Sensitivity		
	AUD/USD	86.78	1¢ change	3.2	2.1
	AUD/GBP	42.65	1p change	4.2	4.0

FOSTER'S

Cash Flow and Net Debt



A$m
3,000
2,750
2,500
2,250
2,000
1,750
1,500
2,568.6
(811.2)
83.2
72.4
(32.2)
200.0
0.3
13.1
351.3
244.5
(89.2)
2,800.8
Operating cash flow after dividends Up >200% to $288m

FOSTER'S

Capital Structure and Debt Profile

Debt Portfolio



US$
GBP
Other

- BBB/Baa2 (Stable Outlook) credit rating
- Gearing 63%, interest cover 7.8x
- 52% floating, 48% fixed
- Gross debt weighted average maturity 7.4 years

Debt Maturity



$M
2,500
2,000
1,500
1,000
500
0
FY 08
FY 09
FY 10
Beyond FY 10

- $1.3 billion committed undrawn facilities
- $341.7 million cash on hand
- $590 million of bank debt to be re-financed over the next 12 months

FOSTER'S

Scott Weiss
Managing Director Americas



Americas – Retail Market Review

US Off Premise Retail Sales Trends - % Volume Growth vs. LY



%
12.0
10.0
8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
<< - Qtrly
Mthly - >>
Q1 CY07
Q2 CY07
Q3 CY07
4WK end 20Oct
4WK end 17Nov
4WK end 15Dec
4WK end 12Jan
Total >$4
Total AUS >$4
Total Blush
Source: AC Nielsen

- Wine sustained strong growth in the first three quarters
- Wine turned sharply down in November and December
- Retailers reduced merchandising support for all wine
- Blush and Australian segments declined ahead of the category
- Wine began to rebound in January

FOSTER'S

Americas – Foster's Retail Review

Foster's US Off Premise Retail Sales Trends - % Volume Growth vs. LY



%
20.0
15.0
10.0
5.0
0.0
-5.0
-10.0
-15.0
<< - Qtrly
Mthly - >>
Q1 CY07
Q2 CY07
Q3 CY07
4WK end 20Oct
4WK end 17Nov
4WK end 15Dec
4WK end 12Jan
Total Foster's
Foster's Australian
Foster's Blush
Foster's Other
Source: AC Nielsen

- Foster's trends reflected the category downturn in November and December
- Foster's portfolio results mixed
- Blush decline reflects segment and competition from multi-varietal wines
- Australia impacted by unique low-priced activity
- Balance of portfolio reflects strong results in US$10+/bottle

FOSTER'S

Americas – Portfolio: White Zinfandel and California Collection

Beringer California Collection
- Varietals include White Zinfandel (Blush), Pinot Grigio, Chenin Blanc
- Blush is Foster's largest selling wine brand
- Each varietal holds #1 market share position

Brand Performance
- Blush category has been in long term decline
- Recent performance impacted by:
  - Competition from new multi-varietal
  - Merchandising losses to multi-varietal and higher price point wines

Outlook / Activity
- January 1, 2008 price increase
- Launch of new Chardonnay varietal
- Launch of new Beringer label
- Restore historic merchandising levels

FOSTER'S

Americas – Portfolio: Australia sourced products

Australia sourced product – Off Premise Retail Sales Trends - % Volume Growth



%
25.0
20.0
15.0
10.0
5.0
0.0
-5.0
-10.0
<< - Qtrly
Mthly - >>
Q1 CY07
Q2 CY07
Q3 CY07
4WK end 20Oct
4WK end 17Nov
4WK end 15Dec
4WK end 12Jan
AUS >$6
AUS <$6

Source: AC Nielsen

- Australian wine priced <$6 per bottle volume grew dramatically during the holidays while all other Australian brands declined
- Action plan:
  - Restore historic merchandise levels
  - Sustain positive month-on-month Rosemount trends

FOSTER'S

Americas – Portfolio: Balance of Portfolio

Balance of Portfolio – Off Premise Retail Sales Trends - % Volume Growth



%
15.0
10.0
5.0
0.0
-5.0
-10.0
<< - Qtrly
Mthly - >>
Q1 CY07
Q2 CY07
Q3 CY07
4WK end 20Oct
4WK end 17Nov
4WK end 15Dec
4WK end 12Jan
Total Foster's
Foster's Balance

Source: AC Nielsen

- Industry-leading growth in first three quarters of 2007
- Holiday downturn reflected category trends
- January rebound behind strong growth brands like Chateau St. Jean, new items like Beringer Third Century, and segment leaders like Greg Norman Estates
- Sustained merchandising

FOSTER'S

Trevor O'Hoy
Chief Executive Officer



Americas Outlook

Top Line Growth

- Beringer California Collection price rise
- Positive mix
- Volume impacted by initiatives to reduce distributor inventories
- Improved 2H earnings, fiscal 2008 earnings to remain below prior year

Route To Market

- Increased resources applied to sales execution, promotional planning and analysis
- Focus on regaining share of chain store merchandising activity

Portfolio

- Beringer California Collection line extension
- Sustaining Rosemount month on month trends
- Continued growth in the US$10+ segment

Australia, Asia, Pacific Outlook

Top Line Growth

- Beer volume, mix and pricing trends to continue
- Good H2 growth in wine revenue, continued focus on premium bottled wine

Route To Market

- Organisation stability
- Strengthening premium sales capability
- National roll out of sales excellence program
- Integrated national business platform nearing completion

Portfolio

- Brand building and continued NPD momentum
- Portfolio prioritisation
- Simplification and SKU reduction

EMEA Outlook

Top Line Growth	• UK market slowing • Moderating volume growth in Continental Europe • Targeted promotional activity • Selective pricing
Route To Market	• Further distributor consolidation benefits • UK impulse and convenience channel investment • Grow distribution in new markets
Portfolio	• Invest in driving Wolf Blass and Rosemount growth • Lindeman's Chile varietal extensions & South Africa launch • Gabbiano and Beringer development

FOSTER'S

Group FY 08 Outlook

Revenue and EBITS	• Continuation of 1H08 volume, revenue and EBITS trends • Constant currency group EBITS growth similar to first half • FY08 constant currency EPS growth of approximately 10%
Cash Flow and Balance Sheet	• Cash conversion at 85 – 90% of EBITDAS • Net Debt below 31 December 2007 • Strong balance sheet, significant liquidity
Portfolio / Strategy	• Australian beer business retains robust defensive characteristics • Wine category growth characteristics remain intact – but Foster's underperforming the category • Foster's performance improvement drivers: – Execution and simplification – Greater source and sales region diversity

FOSTER'S



Supplementary Information

FOSTER'S GROUP



Continuing business result



	1H 08 $m	1H 07 $m	2H 07 $m	FY 07 $m
Volume (9L m's)	84.3	85.0	77.5	162.5
NSR	2,356.3	2,367.8	2,187.4	4,555.2
EBITDAS	711.8	683.4	622.3	1,305.7
EBITAS	636.1	616.6	542.1	1,158.7
EBITS	634.6	613.2	541.7	1,154.9
EBIT	638.7	601.8	515.0	1,116.8
Net Profit (pre-Significant Items)	395.2	352.2	313.1	665.3

Continuing business before significant items

FOSTER'S GROUP

EPS Reconciliation

	1H 08 $M	EPS ¢s	1H 07 $M	EPS ¢s
Net profit after tax	398.6	20.4	553.5	27.4
Less: Significant Items (after tax)[1]	(2.2)		(190.2)	
Net profit after tax (before significant items)	396.4	20.3	363.3	18.0
Add: SGARA (after tax)	(2.9)		8.1	
Net profit after tax (before significant items & SGARA)	393.5	20.1	371.5	18.4
Diluted Weighted Average Shares	1,953.1		2,023.0	

[1] Significant Items include continuing material items, discontinued material items and gains or losses on sale of discontinued operations

FOSTER'S

Cash Flow – Continuing Business

	1H 08 $M	1H 07 $M	Change %
Reported OCFPIT	601.6	457.5	31.5
Add: Significant Items	9.5	40.8	76.7
Discontinued Operations	0.1	(33.2)	>(100.0)
Continuing business OCFPIT, before Significant Items	611.2	465.1	31.4
EBITDAS	711.8	683.4	4.2
Continuing business OCFPIT before Significant Items	611.2	465.1	31.4
Cash Conversion	85.9	68.1	17.8pts

FOSTER'S

Continuing Business Free Cash Flow pre Significant Items

	1H 08 $m	1H 07 $m
EBITDAS	711.8	683.4
Working Capital	(79.6)	(217.9)
Other Items	(21.0)	(0.4)
Continuing OCFPIT before significant items	611.2	465.1
Net Interest Paid	(83.2)	(119.6)
Tax Paid	(72.4)	(118.0)
Continuing Net Operating Cash Flows before significants	455.6	227.5
Net Capex	32.2	(55.3)
Dividends Paid [1]	(200.0)	(190.0)
Free Cash Flow after Dividends	287.8	(17.8)

[1] Excludes the dividend component of the off-market share buy-back completed on 15 October 2007

FOSTER'S

Australia, Asia and Pacific

	1H 08 $m	1H 07 $m	2H 07 $m	FY 07 $m
BCS Volume	59.8	60.3	54.1	114.4
Wine Volume	5.8	6.5	5.2	11.7
Total Volume [1]	65.6	66.8	59.3	126.1
BCS NSR	1,217.1	1,151.9	1,038.5	2,190.4
Wine NSR	345.5	359.4	331.1	690.5
Total NSR	1,562.6	1,514.9	1,366.0	2,880.9
BCS EBITS	433.4	396.3	325.8	722.1
Wine EBITS	82.1	55.5	92.4	147.9
Total EBITS	515.5	451.8	418.2	870.0
EBIT	520.2	442.2	389.0	831.2

[1] 9L cases (millions)

FOSTER'S

Americas

	1H 08 $m	1H 07 $m	2H 07 $m	FY 07 $m
BCS Volume	2.6	2.9	2.9	5.8
Wine Volume	10.2	9.9	10.0	19.9
Total Volume [1]	12.8	12.8	12.9	25.7
BCS NSR	3.0	2.2	1.9	4.1
Wine NSR	551.6	623.0	592.8	1,215.8
Total NSR	554.6	625.2	594.7	1,219.9
BCS EBITS	1.4	0.5	2.8	3.3
Wine EBITS	96.9	144.4	106.5	250.9
Total EBITS	98.3	144.9	109.3	254.2
EBIT	97.7	143.1	111.8	254.9

[1] 9L cases (millions)

Europe, Middle East and Africa

	1H 08 $m	1H 07 $m	2H 07 $m	FY 07 $m
BCS Volume	0.6	0.7	0.6	1.3
Wine Volume	5.2	4.7	4.7	9.4
Total Volume [1]	5.8	5.4	5.3	10.7
BCS NSR	6.9	7.5	6.7	14.2
Wine NSR	232.2	220.2	220.0	440.2
Total NSR	239.1	227.7	226.7	454.4
BCS EBITS	4.2	5.0	6.4	11.4
Wine EBITS	40.9	33.7	37.1	70.8
Total EBITS	45.1	38.7	43.5	82.2
EBIT	45.1	38.7	43.5	82.2

[1] 9L cases (millions)

Global Wine

	1H 08 $m	1H 07 $m	2H 07 $m	FY 07 $m
Volume [1]	21.2	21.1	19.9	41.0
NSR	1,129.3	1,202.6	1,143.9	2,346.5
EBITDAS	266.5	275.7	280.2	555.9
EBITAS	221.3	236.8	236.2	473.0
EBITS	219.9	233.6	236.0	469.6
EBIT	224.0	222.2	209.3	431.5
Capex	20.1	52.6	72.1	124.7

[1] 9L cases (millions)

FOSTERS

Debt Summary

		1H 08 $m	FY 07 $m	1H 07 $m
Gross Debt	Gross Borrowings	3,160.4	2,874.5	3,448.6
	Debt Issuance Costs	(19.1)	(18.8)	(20.2)
	Fair Value Adjustment to fixed rate debt	72.5	2.1	36.0
	Borrowings per balance sheet	3,215.0	2,587.8	3,464.4
Net Debt	Cash	(341.7)	(287.5)	(344.0)
	Fair Value of fixed rate debt hedges	(71.3)	(1.7)	(35.6)
	Net Debt	2,800.8	2,568.6	3,084.8
Debt Portfolio	AUD (A$)	1.1	301.1	512.2
	USD (US$)	2,523.6	1,935.0	2,477.9
	GBP (GBP)	100.0	100.0	421.9
	Other (A$)	54.3	51.5	36.3
	% Fixed – Gross Borrowings	48%	49%	49%
	Weighted average maturity of gross debt	7.4 yrs	8.7 yrs	8.6 yrs

FOSTERS

Capital Structure

Gearing



%
140
120
100
80
60
40
20
0
117
78
64
55
63
1H 06
FY 06
1H 07
FY 07
1H 08

Group Interest Cover (1)



x
9
8
7
6
5
4
3
2
1
0
4.6
4.6
6.0
6.2
7.8
1H 06
FY 06
1H 07
FY 07
1H 08

1. EBITS Interest cover

FOSTER'S

Definitions

Exchange rate

Average exchange rates used for profit and loss purposes in the 6 months ended 31 December 2007 are: $A1 = $US 0.8678 (2006: $A1 = $US 0.7660), $A1 = GBP 0.4265 (2006: $A1 = GBP 0.4037). Period end exchange rates used for balance sheet items are: $A1 = $US 0.8770 (2006: $A1 = $US 0.7911), $A1 = GBP 0.4396 (2006: $A1 = GBP 0.4029).

Constant Currency

Throughout this presentation constant currency assumes current and prior period earnings of self-sustaining foreign operations are translated and cross border transactions are transacted at current year exchange rates.

Discontinued Business

Wine Clubs & Services, Asian brewing businesses and residual Australian Leisure and Hospitality.

Significant Items

Significant Items include continuing material items, discontinued material items and gains or losses on sale of discontinued operations

EBIT

Continuing business earnings before interest, tax and significant items.

EBITS

Continuing business earnings before interest, tax, significant items and SGARA.

EBITDAS

Continuing business earnings before interest, tax, depreciation, amortisation, significant items & SGARA.

Continuing business OCFPIT

Continuing business operating cash flow before cash receipts and payments associated with significant items and other one-off transactions and prior to interest and tax.

SGARA

Australian International accounting standard AASB141 "Agriculture".

FOSTER'S

FOSTER'S
GROUP

SEC
Mail Processing
Section

MAR 10 2008

Washington, DC

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Half Year Report"

Released: 19 February 2008

**Pages: 37
(including this page)**

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S GROUP
Inspiring Global Enjoyment

APPENDIX 4D

Half Year Report
For the six months ended 31 December 2007

ABN 49 007 620 886

Results for announcement to the market

Extracts of the Foster's Group Limited results for the half year ended 31 December 2007.

				$m
Total operating revenue	down	0.7%	to	$2,455.2
Net profit for the period attributable to members	down	28.0%	to	$398.6

Dividends	Amount per security	Franked amount per Security at 30% tax
Interim dividend	12.00¢	12.00¢
Previous corresponding period	10.75¢	10.75¢
Record date for determining entitlements to the dividend	3 March 2008	

Other information	
Net tangible asset backing	$0.55 per share (2006: $0.63 per share)

Further information:

Chris Knorr
Tel: +61 3 9633 2685
Mob: 61 417 033 623

Foster's Group Limited
Financial Report for the six month period ended 31 December 2007

Contents

19 February 2008

FOSTER'S FIRST HALF EARNINGS PER SHARE UP 9.7%

- Net profit[1] up 6.0% to $393.5 million
- Net sales revenue down 0.5% (constant currency up 3.2%) to $2.36 billion
- EBITS margin up 1.0 percentage point (constant currency up 1.4 percentage points) to 26.9%
- Cash flow after dividends increased to $288 million
- Interim dividend up 11.6% to 12.0 cents per share

Foster's Group Limited (Foster's) today reported a 6.0% increase in first half net profit[1] to $393.5 million, with earnings per share[1] up 9.7% to 20.1 cents.

On a constant currency basis, net sales revenue increased 3.2%, earnings before interest tax and SGARA (EBITS) increased 9.1% and earnings per share increased 15.4%.

"A shift toward premium products, improved pricing outcomes and the realisation of efficiency benefits contributed to solid first half growth in earnings", said Chief Executive Officer, Trevor O'Hoy.

"Performance in Australia, Asia, Pacific and Europe was strong, with improved product mix, revenue growth and cost performance. However our North American earnings were impacted by exchange rates, a slower US wine market in November and early December, a decline in merchandising effectiveness and a planned change in mix", Trevor said.

EBITS in the ***Australia, Asia and Pacific*** (AAP) region grew 14.1% (13.2% constant currency) to $515.5 million with good growth in beer and premium wine. In Australia Foster's growth in premium import and mid-strength beer was ahead of category rates (Source: AC Nielsen).

AAP Beer Cider and Spirits/RTDs (BCS) EBITS increased 9.4% to $433.4 million and included a $17.8 million profit on the sale of properties adjacent to the Abbotsford brewery and $4.9 million in Australian logistics transformation costs. AAP wine EBITS increased 47.9% (48.2% constant currency) to $82.1 million driven by significant mix enhancement, improved efficiencies and prior period packaging cost overruns no longer reported in the AAP region.

EBITS in the ***Americas*** decreased 32.2% (11.9% constant currency) to $98.3 million, impacted by softer sales for Australian wine, increased cost of goods and unfavourable sales mix as distributors stocked Beringer White Zinfandel and California Collection wines prior to the planned 1 January 2008 price rise.

A slow down in wine category growth in November and early December, and a reduced share of major retail chain merchandising activity resulted in an increase in Foster's US distributor inventories compared to the prior period.

---

[1] before significant items and SGARA (refer page 3)

EBITS in ***Europe, Middle East and Africa*** (EMEA) grew 16.5% (22.9% constant currency), benefiting from strong growth in the Nordics, selective price increases and cost savings from the move to in-market packaging of some products.

Further initiatives in ***global supply*** have established increased flexibility and efficiency into Foster's network. The transformation of Carlton and United Beverages, Southcorp and Beringer Blass Australian logistics functions into a national purpose built network will be completed in the second half.

"We've reduced our global warehouse network by 24 sites, and our global production network by 12 sites over the past three years", Trevor said. "With efficiency improving in our Napa and Wolf Blass wine packaging facilities and Australian export logistics, we have built a flexible and efficient platform from which to grow."

On the back of solid earnings growth, Foster's continued to generate robust operating cash flows. Cash conversion increased 17.8 percentage points to 85.9% of EBITDAS and cash conversion in global wine increased 52 percentage points to 104.5% of EBITDAS. Cash flow after dividends increased to $288 million.

"Strong cash flow has become a hallmark of our business, with our first half performance in wine a major achievement", said Trevor. "Foster's remains in a solid financial position with interest cover, gearing and net debt all well within target ranges."

"Net debt is up $232.2 million since June 2007 as we completed a $350 million buy-back program and made a $244.5 million payment in relation to a disputed tax assessment" said Trevor.

"At the mid-point of fiscal 2008, our earnings outlook remains solid", Trevor said. "The US market will remain challenging, however, we expect our business in the Americas to return to constant currency earnings growth in the second half.

"I'm confident that we have built the right business model, the capability in our route-to-market and the flexibility in our supply chain to continue sustained earnings growth'", Trevor said.

"We make great wine and have some wonderful global wine brands, but we are yet to make it a great business" said Trevor. "The Foster's management team and I are united in our resolve to grow wine returns, and remain absolutely committed to driving shareholder value."

Outlook

Foster's expects total group volume, and constant currency net sales revenue and EBITS growth trends from the first half to continue into the second half. Fiscal 2008 constant currency earnings per share (before significant items and SGARA) growth is expected to be approximately 10%.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

FINANCIAL COMMENTARY

6 Months to 31 December	2007 Reported $m	2006 Reported $m	2006 Constant Currency $m	% Change Reported	% Change Constant Currency
Net sales revenue[1]	2,356.3	2,367.8	2,282.8	(0.5)	3.2
Australia, Asia and Pacific	515.5	451.8	455.5	14.1	13.2
Americas	98.3	144.9	111.6	(32.2)	(11.9)
Europe, Middle East and Africa	45.1	38.7	36.7	16.5	22.9
Corporate	(24.3)	(22.2)	(22.1)	(9.5)	(10.0)
EBITS[1]	**634.6**	**613.2**	**581.7**	**3.5**	**9.1**
SGARA	4.1	(11.4)	(11.2)	136.0	136.6
EBIT	638.7	601.8	570.5	6.1	12.0
Net finance costs	(81.3)	(101.9)	(96.3)	20.2	15.6
Continuing net profit before tax	**557.4**	**499.9**	**474.2**	**11.5**	**17.5**
Tax	(158.7)	(144.9)	(137.5)	(9.5)	(15.4)
Continuing net profit after tax	**398.7**	**355.0**	**336.7**	**12.3**	**18.4**
Minority Interests	(3.5)	(2.8)	(2.8)	(25.0)	(25.0)
Continuing net profit after tax and minority interests (before significant items)	**395.2**	**352.2**	**333.9**	**12.2**	**18.4**
Discontinued operations trading result after tax[1]	1.2	11.1	11.2	(89.2)	(89.3)
Net Profit after tax (before significant items)	**396.4**	**363.3**	**345.1**	**9.1**	**14.9**
Discontinued operations significant items[1] (net of tax)	2.2	190.2	190.4	(98.8)	(98.8)
Net profit after tax attributable to members of Foster's Group Limited	**398.6**	**553.5**	**535.5**	**(28.0)**	**(25.6)**
Net profit after tax (before significant items & SGARA)	393.5	371.4	353.1	6.0	11.4
EPS (before significant items & SGARA)	20.1	18.4	17.5	9.7	15.4
Reported EPS	20.4	27.4	26.5	(25.4)	(22.9)
Average shares (number - million)	1,953.1	2,023.0	2,023.0		

1 Refer reconciliation to the Income Statement on page 4

Exchange rates: average exchange rates used for profit and loss purposes in H1 08 are: $A1 = $US 0.8678 (H1 07: $A1 = $US 0.7660), $A1 = GBP 0.4265 (H1 07: $A1 = GBP 0.4037). Period end exchange rates used for balance sheet items are: $A1 = $US 0.877 (H1 07: $A1 = $US 0.7911), $A1 = GBP 0.4396 (H1 07: $A1 = GBP 0.4029).
Constant currency: Throughout this report constant currency assumes current and prior earnings of self-sustaining foreign operations are translated and cross border transactions are transacted at current year exchange rates.
SGARA: Australian International Accounting standard AASB141 "Agriculture"

RECONCILIATION TO THE INCOME STATEMENT

6 Months to 31 December	Reference	2007 Reported $m	2006 Reported $m
Net Sales Revenue (NSR)	Commentary - p3	**2,356.3**	**2,367.8**
Other Revenue		98.9	104.0
Total Revenue	Income statement - p17	**2,455.2**	**2,471.8**
EBITS	Commentary - p3	**634.6**	**613.2**
SGARA		4.1	(11.4)
Profit from continuing operations before tax and finance costs	Income statement - p17	**638.7**	**601.8**
Discontinued operations trading result after tax	Commentary - p3	**1.2**	**11.1**
Profit after tax on divestment		2.2	190.2
Net profit from discontinued operations	Income statement - p17	**3.4**	**201.3**
Net profit after tax before Significant Items and SGARA	Commentary - p3	**393.5**	**371.4**
Discontinued divestment result after tax		2.2	190.2
SGARA after tax		2.9	(8.1)
Net profit attributable to members of Foster's Group Limited	Income statement - p17	**398.6**	**553.5**

FOSTER'S AUSTRALIA, ASIA AND PACIFIC

6 Months to 31 December Continuing Business pre Significant Items	2007 Reported $m	2006 Reported $m	Change %	2006 Constant Currency $m	Change %
BCS Volume (millions 9L cases)	**59.8**	60.3	(1.0)	60.3	(1.0)
Wine Volume (million 9L cases)	**5.8**	6.5	(9.7)	6.5	(9.7)
Total Volume (millions 9L cases)	**65.6**	66.8	(1.9)	66.8	(1.9)
BCS NSR	**1,217.1**	1,155.5	5.3	1,155.2	5.4
Wine NSR	**345.5**	359.4	(3.9)	359.6	(3.9)
Total Net Sales Revenue	**1,562.6**	1,514.9	3.1	1,514.8	3.2
BCS EBITS	**433.4**	396.3	9.4	400.1	8.3
Wine EBITS	**82.1**	55.5	47.9	55.4	48.2
Total EBITS	**515.5**	451.8	14.1	455.5	13.2
EBITS / NSR Margin (%)	**33.0**	29.8	3.2 pts	30.1	2.9 pts

Australian Route to Market Model

Foster's Australian business is realising the benefits of recent organisational stability, and is continuing to make incremental refinements to its sales model to improve customer service and maximise opportunities arising from its integrated national business platform. In the first half Foster's has strengthened its specialist wine and premium on-premise sales teams and has introduced a specialist craft and premium import beer sales team.

Foster's is also continuing to invest in sales capability. In the first half Foster's completed a sales excellence pilot program and in the second half will roll the program out nationally.

Brand prioritisation and portfolio simplification initiatives are continuing to gain momentum with an ongoing reduction in stock keeping units during the first half. Advertising and promotional investment remains in the target range of 8-10% of net sales revenue. The success of brands such as Secret Stone and Carlton Dry during the period has also highlighted Foster's ability to seed products in the independent channel.

Foster's has made substantial progress in developing its integrated national business platform. Single order and invoicing capability is in place nationally and single delivery capability is becoming available with the transformation of the Australian logistics network. In the first half new multi-beverage warehouses were successfully commissioned in Melbourne and Sydney and the national network is expected to be completed in the second half with the commissioning of the new Brisbane warehouse.

Beer, Cider and Spirits/RTD

AAP BCS EBITS increased 9.4% to $433.4 million with good growth in Australia and a lower contribution from the Pacific. EBITS included a $17.8 million profit on the sale of properties adjacent to the Abbotsford brewery site and $4.9 million in Australian logistics transformation costs.

AAP beer net sales revenue increased 6.4%. In the imported premium segment in Australia, Corona continues to lead growth with volume increasing 36.1%. In the premium domestic segment Crown Lager pricing was re-positioned driving an expected reduction in volume.

Pure Blonde continues to be the key driver of total beer category value growth in Australia (Source: AC Nielsen). Pure Blonde revenue increased over 100% and for the first time was supported with a national television advertising campaign. Carlton Dry's re-launch as a reduced carbohydrate beer has gained momentum and captured 16% share of the lower-carbohydrate category (Source: AC Nielsen).

Carlton Draught revenue growth was solid and total VB revenue was in line with the prior year. VB-Mid is performing well and is a key contributor to Foster's increased mid-strength category share.

Excluding property sale profits and logistics transformation costs, Australian BCS mix adjusted unit cost of goods increased 3.1% and continues to benefit from the consolidation of production at larger more efficient sites. In the first half the North Fremantle brewery was closed with production transferred to the Abbotsford and Cascade breweries.

Foster's continues to expect underlying Australian BCS mix adjusted unit cost of goods to increase between 2% and 4% in fiscal 2008.

Wine

In the first half the AAP wine business has driven EBITS growth through increased focus on margin expansion and profitable mix.

The decline in AAP wine volume reflects the ongoing de-emphasis of cask and low margin commercial bottled wine, and a re-alignment of wholesaler inventories. Bottled wine volume declined 5.4%, with a significant mix shift to more premium price points.

In Australia the re-alignment of wholesaler inventory levels included a reduction of overall stock levels to reflect national accounts route to market changes and increased direct to customer distribution.

Rosemount, Yellowglen, Matua and Annies Lane performed strongly. Rosemount was re-launched in the first half in Asia.

Constant currency net sales revenue declined 3.9% with bottled wine constant currency net sales revenue decreasing 3.6%. Constant currency net sales revenue per case increased 6.4% and included a significant contribution from mix and a benefit from price increases throughout the region in the first half.

Constant currency wine EBITS increased 48.2% to $82.1 million and constant currency EBITS margins increased 8.4 percentage points to 23.8%.

A major contributor to EBITS growth was a reduction in costs reported in the AAP region associated with inefficiencies at the Wolf Blass packaging facility and Australian export logistics. In the first half of fiscal 2007, higher than anticipated costs associated with the Wolf Blass packaging facility and Australian export logistics of approximately $15 million were included in the AAP region. The implementation of efficiency initiatives has improved

performance in line with expectations, however, in accordance with Foster's historic practice, the remaining costs are now incorporated into product cost of goods for all sales regions.

Underlying percentage growth in AAP wine EBITS was in the mid-teens. Key contributors were enhanced mix from strong premium bottled wine growth, reduced volume of cask and low value wine, pricing and lower first half cost of goods in advance of vintage changeover to the higher cost Australian 2007 vintage.

Foster's expects improved AAP wine volume in the second half and a return to revenue growth.

FOSTER'S AMERICAS

6 Months to 31 December Continuing Business pre Significant Items	2007 Reported $m	2006 Reported $m	Change %	2006 Constant Currency $m	Change %
BCS Volume (millions 9L cases)	**2.6**	2.9	(7.1)	2.9	(7.1)
Wine Volume (million 9L cases)	**10.2**	9.9	2.4	9.9	2.4
Total Volume (millions 9L cases)	**12.8**	12.8	0.2	12.8	0.2
BCS NSR	**3.0**	2.2	36.4	2.2	36.4
Wine NSR	**551.6**	623.0	(11.5)	549.9	0.3
Total Net Sales Revenue	**554.6**	625.2	(11.3)	552.1	0.5
BCS EBITS	**1.4**	0.5	180.0	0.6	133.3
Wine EBITS	**96.9**	144.4	(32.9)	111.0	(12.7)
Total EBITS	**98.3**	144.9	(32.2)	111.6	(11.9)
EBITS / NSR Margin (%)	**17.7**	23.2	(5.5)pts	20.2	(2.5)pts

September quarter performance in the Americas was solid, however, performance in the December quarter was challenging, as a slow down in the US consumer environment in November and early December coincided with a decline in Foster's merchandising activity.

Foster's implemented a number of initiatives in the first half to improve merchandising / promotional investment discipline. These initiatives were expected to result in some moderation in volume growth, particularly for Foster's Australian wines. The implementation coincided with a deterioration in consumer confidence in November and December, and an increase in competitor merchandising activity. As a result December quarter retail sales of Foster's wines were significantly lower than anticipated.

Foster's has subsequently increased the allocation of resources to sales execution, and promotion planning and analysis, and expects to see the benefits from these activities flow through in the fourth quarter.

The decline in December quarter retail sales is reflected in Australian wine shipments which were down 8.7% with constant currency net sales revenue down 7.2%. Constant currency net sales revenue per case of Australian wines increased 1.6% with the Little Penguin, Rosemount, Penfolds and Wolf Blass benefiting from selective price increases, and a contribution from mix.

Californian wine volume increased 11% and included strong growth in wines in the above $US10 segment, the launch of the Beringer California Collection Chardonnay and a significant benefit from a planned distributor buy-in of Beringer California Collection wines (including Beringer White Zinfandel) ahead of 1 January 2008 price increases. Californian wine constant currency net sales revenue increased 4.7% with the 5.7% decline in constant currency net sales revenue per case primarily driven by mix as a consequence of the buy-in.

In the second half Foster's expects strong growth in Californian wine constant currency net sales revenue per case with a benefit from Beringer California Collection price increases and the reversal of first half mix trends. Beringer California Collection performance since the 1 January 2008 price increase has been in line with expectations.

Distributor inventories at 31 December 2007 were approximately 15% above the prior period. Approximately half of the increase was planned as part of the Beringer California Collection price increase. The balance of the increase was a consequence of the decline in December quarter retail sales. In the second half shipments will be impacted by Foster's initiatives to reduce US distributor inventories.

Constant currency earnings in the Americas have been impacted by higher wine cost of goods and mix. The increase in wine unit cost of goods reflects the impact of an increasing portion of wine sales from the higher cost Californian 2006 vintage, a significant increase in glass costs in the US, and higher transportation and energy costs.

Foster's expects an improved constant currency EBITS performance in the second half, however, full year constant currency EBITS is expected to remain below the prior year.

FOSTER'S EUROPE, MIDDLE EAST AND AFRICA

6 Months to 31 December Continuing Business pre Significant Items	2007 Reported $m	2006 Reported $m	Change %	2006 Constant Currency $m	Change %
BCS Volume (millions 9L cases)	**0.6**	0.7	0.7	0.7	0.7
Wine Volume (million 9L cases)	**5.2**	4.7	9.4	4.7	9.4
Total Volume (millions 9L cases)	**5.8**	5.4	8.3	5.4	8.3
BCS NSR	**6.9**	7.5	(8.0)	7.5	(8.0)
Wine NSR	**232.2**	220.2	5.4	208.4	11.4
Total Net Sales Revenue	**239.1**	227.7	5.0	215.9	10.7
BCS EBITS	**4.2**	5.0	(16.0)	4.7	(10.6)
Wine EBITS	**40.9**	33.7	21.4	32.0	27.8
Total EBITS	**45.1**	38.7	16.5	36.7	22.9
EBITS / NSR Margin (%)	**18.9**	17.0	1.9 pts	17.0	1.9 pts

Wine volume in the UK increased 8% and constant currency net sales revenue increased 6%. Outside the UK wine volume increased 11.3% and constant currency net sales revenue increased 12.8%. Growth in the Nordics continues to be strong as distributor consolidation benefits are realised.

Rosemount and Lindemans performed strongly with 43% and 51% respectively of global brand volume now sold in EMEA. The EMEA region is expected to be the primary driver of future growth in these global brands. Rosemount volume increased 21.4%, continuing to benefit from its relaunch in the prior period. Lindemans volume increased 15.5% with good growth in the Nordics from "bag-in-box" wines and a strong contribution from Lindemans Chile and Lindemans Winemakers Release.

Constant currency net sales revenue per case increased 1.9% and included a benefit from price increases in Continental Europe. In the second half Foster's will focus on targeted promotional activity and implement further selective price increases on Australian wine. Foster's expects these initiatives will moderate second half volume and constant currency EBITS growth.

Foster's is continuing to develop its non-Australian sourced wine portfolio. Gabbiano was launched during the first half and is performing strongly with new listings in the UK and Nordics. Beringer volume was below the prior period. Foster's will further develop its Italian and Californian offerings under the Gabbiano and Beringer labels in the second half. In the second half Foster's will launch additional Lindemans Chile varietals and a range of Lindemans South Africa wines.

Constant currency EBITS margins increased 1.9 percentage points to 18.9%. In the first half mix, price increases, cost savings from in-market packaging of bag-in-box product, and flat cost of goods were the drivers of EBITS growth. Cost of goods increases are expected in the second half driven primarily by increased volumes of the more expensive Australian 2007 vintage, however, fiscal 2008 constant currency margins are expected to remain above the prior period.

FOSTER'S WINE TRADE

6 Months to 31 December	2007	2006		2006	
	Reported	Reported	Change	Constant Currency	Change
Continuing Business pre Significant Items	$m	$m	%	$m	%
AAP Volume (millions 9L cases)	**5.8**	6.5	(9.7)	6.5	(9.7)
Americas Volume (millions 9L cases)	**10.2**	9.9	2.4	9.9	2.4
EMEA Volume (millions 9L cases)	**5.2**	4.7	9.4	4.7	9.4
Total Volume (millions 9L cases)	**21.2**	21.1	0.2	21.1	0.2
AAP NSR	**345.5**	359.4	(3.9)	359.6	(3.9)
Americas NSR	**551.6**	623.0	(11.5)	549.8	0.3
EMEA NSR	**232.2**	220.2	5.4	208.5	11.4
Total Net Sales Revenue	**1,129.3**	1,202.6	(6.1)	1,117.9	1.0
AAP EBITS	**82.1**	55.5	47.9	55.4	48.2
Americas EBITS	**96.9**	144.4	(32.9)	111.0	(12.7)
EMEA EBITS	**40.9**	33.7	21.4	32.0	27.8
Total EBITS	**219.9**	233.6	(5.9)	198.4	10.8
EBITS / NSR Margin (%)	**19.5**	19.4	0.1 pts	17.7	1.8 pts
EBIT	**224.0**	222.2	0.8	187.2	19.7
Cash Conversion (%)	**104.5**	52.5	52.0 pts		

Volume of Australian wine declined 4% to 14.1 million cases and constant currency net sales revenue per case of Australian wine increased 2.2% as portfolio focus continues to shift to higher margin products and price increases were implemented.

Non-Australian wine volume increased 10.1% and now represents approximately one third of total wine volume. Californian, New Zealand and Italian wines continue to perform strongly and the successful launch of the Lindemans Chile and South Africa ranges have further demonstrated Foster's global sourcing capability. In the upcoming Southern Hemisphere harvest Foster's expects to source approximately 1 million cases of South American wine for the Americas and EMEA regions.

Constant currency EBITS margins increased 1.8 percentage points to 19.5% with the benefit of efficiency realisation and positive mix in AAP and EMEA partially offset by negative mix in Americas and higher cost of goods from the Californian 2006 vintage.

Constant currency wine unit cost of goods increased 1.4% and a further increase is anticipated in the second half with an increased portion of wine sales from the Australian 2007 vintage.

Anticipated improvements in Australian and Californian packaging and Australian export logistics are being realised. Wolf Blass packaging facility and Napa bottling centre efficiencies improved through the first half and the St Helena bottling facility was closed in December. In Australia, export logistics service levels have been sustained at excellent levels and container packing has been consolidated to the Outer Harbour facility.

Vintage Outlook

In Australia, at this early stage of the 2008 vintage, Foster's expects the total Australian wine grape harvest to be similar in size to the prior period. Yields in the warm inland irrigated regions have been negatively impacted by reduced water availability and are likely to be below the 2007 vintage. Grape and bulk wine prices in these regions are expected to increase.

In the premium regions, where the vast majority of Foster's vineyards are located, yields are expected to be above the drought and frost affected 2007 vintage.

Foster's remains comfortable with its current level of commitment from the Australian 2008 vintage.

In California, the 2007 vintage was similar in size and cost to the 2006 vintage.

CASH FLOW

6 Months to 31 December	2007 $m	2006 $m	% Change
EBITDAS - continuing	**711.8**	**683.4**	**4.2**
Working capital change	(79.6)	(217.9)	
Other items	(21.0)	(0.4)	
Operating cash flow before interest and tax	**611.2**	**465.1**	**31.4**
Net interest paid	(83.2)	(119.6)	
Tax paid	(72.4)	(118.0)	
Net operating cash flows	**455.6**	**227.5**	**100.3**
Capital expenditure net of asset dispositions	32.2	(55.3)	
Cash flow before dividends	**487.8**	**172.2**	**183.3**
Ordinary dividends/distributions to minorities	(200.0)	(190.0)	
Cash flow after dividends	**287.8**	**(17.8)**	**>(200)**
Continuing Net operating cash flows before Significants	**455.6**	**227.5**	**100.3**
Discontinued business	(1.3)	32.3	
Significant item cash flows in payments	(9.6)	(40.8)	
ATO disputed tax payment	(244.5)	-	
Net cash flow from operating activities	**200.2**	**219.0**	**(8.6)**

Cash conversion increased 17.8 percentage points to 85.9% of EBITDAS with BCS cash conversion similar to the prior period and cash conversion in wine increasing 52 percentage points to 104.5%. The increase in wine cash conversion was driven by improved working capital management.

Net capital expenditure benefited from the sales proceeds of the Nuriootpa and Seppeltsfield wineries and properties adjacent to the Abbotsford brewery. Major capital expenditure undertaken during the period included improvements to spirits production capability at Yatala, kegs in the AAP region, oak in the Americas and AAP, and expenditure related to the Australian logistics transformation. Foster's expects capital expenditure in fiscal 2008 to be slightly below depreciation.

NET DEBT

	Dec 2007 $m	Dec 2006 $m	% Change	Jun 2007 $m	% Change
Gross borrowings	3,160.4	3,448.6	(8.4)	2,874.5	9.9
Debt issuance costs	(19.1)	(20.2)		(18.8)	
Fair value adjustments to fixed debt	72.5	36.0		2.1	
Borrowings per balance sheet	3,213.8	3,464.4	(7.2)	2,857.8	12.5
Cash	(341.7)	(344.0)	(0.7)	(287.5)	18.9
Fair value of fixed rate debt hedges	(71.3)	(35.6)		(1.7)	
Net debt	2,800.8	3,084.8	(9.2)	2,568.6	9.0
Gearing (%)	62.9	64.0	1.1 pts	55.5	(7.4)pts
Interest Cover (times)	7.8	6.0	1.8 times	6.2	1.6 times

Since 30 June 2007 Foster's net debt has increased $232 million to $2.8 billion. The increase in net debt reflects strong free cash flow, an $89.2 million benefit from exchange rate movements, offset by the completion of the $350 million share buy-back program announced in August 2007 and a $244.5 million payment to the Australian Commissioner of Taxation (ATO) in relation to disputed tax assessments. The payment to the ATO will continue to be recorded as a current receivable until resolution of the dispute.

Net interest expense declined to $81.3 million and included a $9 million reduction as a result of exchange rate movements. The average interest rate in the period was 6.0% and in the second half Foster's expects the average interest rate to be similar.

With gearing at 63% and interest cover at 7.8 times, Foster's retains a robust financial position. Foster's credit rating remains at BBB / Baa2 with a stable outlook. Approximately 90% of gross debt is denominated in US dollars, and approximately 50% of gross debt is at floating rates.

Foster's retains significant liquidity with committed undrawn facilities of approximately $1.3 billion and $342 million of cash at 31 December 2007. The weighted average maturity of gross debt is 7.4 years with approximately $590 million of debt to be refinanced in the ordinary course of business over the next 12 months.

The Directors present their report on the consolidated entity comprising Foster's Group Limited and the entities it controlled at the end of, or during, the half year ended 31 December 2007.

PRINCIPAL ACTIVITIES

The principal activities of the Group during the period were the production and marketing of alcoholic beverages.

REVIEW OF OPERATIONS

The consolidated net profit of the Group, after income tax expense and minority interests, attributable to shareholders was $398.6 million, a decrease of 28.0% on the previous corresponding period result of $553.5 million. Total consolidated Company net profit was $402.1 million, a decrease of 27.7% on the previous corresponding period of $556.3 million. Net profit attributable to minority interests was $3.5 million compared with $2.8 million in the previous corresponding period.

Continuing operations net profit after tax attributable to shareholders was $398.7 million, an increase of 12.3% on the previous corresponding period of $355.0 million. Tax expense on continuing operations was $158.7 million, a 9.5% increase on the previous corresponding period of $144.9 million. Net interest expense was $81.3 million, a decrease of 20.2% on the previous corresponding period of $101.9 million. There were no material items in the current or prior period.

Discontinued operations profit after tax was $3.4 million compared with $201.3 million in the previous corresponding period. The financial result for discontinued operations comprises both trading activity and the financial outcome from divested businesses. The prior period discontinued operations profit is mainly due to sale of the India and Vietnam breweries.

Continuing operations earnings before interest and tax (EBIT) was $638.7 million, an increase of 6.1% on the previous corresponding period of $601.8 million. The EBIT contribution from each operating division was as follows:

- Australia, Asia and Pacific EBIT was $520.2 million, an increase of 17.6% on the previous corresponding period of $442.2 million.
- Americas EBIT was $97.7 million, a decrease of 31.7% on the previous corresponding period of $143.1 million.
- Europe, Middle East and Africa EBIT was $45.1 million, an increase of 16.5% on the previous corresponding period of $38.7 million.
- Corporate division costs before tax were $24.3 million, an increase of 9.5% over the previous corresponding period of $22.2 million.

The net profit after tax from discontinued operations of $3.4 million (2006 net profit after tax of $201.3 million) includes the following:

- Clubs and Services net profit after tax from trading activities was $1.2 million compared with $11.5 million in the previous corresponding period.
- A net gain on sale after tax of $2.2 million arising predominantly from ALH property sales, party offset by residual costs associated with the divested businesses.
- A prior period Clubs and Services net loss after tax of $24.3 million from a provision for impairment on the Americas net asset carrying value partly offset by a gain on the sale of part of the European businesses.
- A prior period divested international beer operations net loss after tax of $0.4 million from trading activities.
- A prior period net profit on the sale of the India and Vietnam breweries of $214.5 million.

SHARES

Movement in shares during the period were as follows:

Movement in Contributed Equity	**Number of ordinary fully paid shares (million)**	**$m**
Balance at 1 July 2007	1,970.8	3,612.9
Off-market buy-back	(43.0)	(79.7)
On-market buy-back	(15.9)	(100.0)
Dividend reinvestment plan	8.8	56.3
Employee share plans	0.7	4.1
Balance at 31 December 2007	1,921.4	3,493.6

On 28 August 2007 the Company announced its intention to return capital to shareholders through a combination of an off-market and on-market share buy-back program.

The tendering process for the off-market share buy-back was completed in October 2007 with 42,956,371 ordinary shares, representing 2.2% of issued shares, bought back at a price of $5.82 per share. The buy-back amount comprised a capital component of $1.83 per share (recognised in share capital) and a fully franked dividend of $3.99 per share (recognised in retained earnings). The total cost of the off-market buy-back was $251.0 million with $79.7 million recognised in share capital and $171.3 million recognised in retained earnings.

With respect to the on-market share buy-back 15,950,793 ordinary shares, representing 0.8% of issued shares, were bought back during November 2007 at prices ranging between $6.06 and $6.43 per share at an average cost of $6.27 per share. The cost of this on-market buy-back was $100.0 million.

The 2006/2007 final dividend of $256.2 million (13.0 cents per ordinary share) was paid on 1 October 2007. Dividend reinvestment plan participation resulted in 8,832,202 ordinary shares being issued at $6.37 per share, increasing share capital by $56.3 million.

Under the terms of the Employee Share Grant Plan 697,263 fully paid ordinary shares were issued during the period. These shares were issued at $6.40 per share calculated at the weighted average market price at the time of issue to eligible employees. A further 7,281 fully paid ordinary shares were issued pursuant to various employee share plans.

AUDITOR INDEPENDENCE

The external auditor has provided a written statement that no professional engagement for the Group has been carried out which would impair their independence as auditor. The auditors' independence declaration is attached as part of this report.

DIVIDENDS

The Directors have declared an interim dividend of 12.00 cents per ordinary share, an increase of 11.6% from the 10.75 cents per share for the previous corresponding period.

DIRECTORS

The members of the Board of Directors of Foster's Group Limited who held office during the half year are as follows:

David A Crawford	*Chairman*
Colin B Carter (until 30 September 2007)	
M Lyndsey Cattermole, AM	
Ian D Johnston (since 1 September 2007)	
Graeme W McGregor, AO	
Trevor L O'Hoy	*Chief Executive Officer*
Max G Ould	
Frank J Swan (until 31 October 2007)	

ROUNDING

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the directors' report and financial report. In accordance with that Class Order, reported amounts have been rounded to the nearest tenth of one million dollars.

This report is made in accordance with a Resolution of the Board of Directors and is signed for and on behalf of the Directors.

Dated at Melbourne 19 February 2008.

David A. Crawford
Chairman

Trevor L. O'Hoy
Chief Executive Officer

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999
Website:www.pwc.com/au

Auditor's Independence Declaration

As lead auditor for the review of Foster's Group Limited for the year ended 31 December 2007, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and
b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Foster's Group Limited and the entities it controlled during the period.

Andrew Mill
Partner
PricewaterhouseCoopers

Melbourne
19 February 2008

Liability limited by a scheme approved under Professional Standards Legislation

Income Statement

Foster's Group Limited and its controlled entities
Income Statement for the half year ended 31 December

	Note	Consolidated 2007 $m	2006 $m
Revenue	2	**2,455.2**	2,471.8
Cost of sales		**(1,377.2)**	(1,402.8)
Gross profit		**1,078.0**	1,069.0
Other income	2	**28.3**	9.7
Selling Expenses		**(165.7)**	(172.5)
Marketing Expenses		**(175.6)**	(195.1)
Administration Expenses		**(113.8)**	(101.7)
Other Expenses		**(17.0)**	(11.5)
Share of net profits of associates and joint ventures accounted for using the equity method	9	**4.5**	3.9
Profit from continuing operations before tax and finance costs		**638.7**	601.8
Finance income		**13.8**	10.4
Finance costs		**(95.1)**	(112.3)
Net finance income/(costs)		**(81.3)**	(101.9)
Profit before tax from continuing operations		**557.4**	499.9
Income tax expense relating to continuing operations		**(158.7)**	(144.9)
Net profit from continuing operations		**398.7**	355.0
Net profit from discontinued operations	3	**3.4**	201.3
Net profit including discontinued operations		**402.1**	556.3
Net profit attributable to minority interests		**(3.5)**	(2.8)
Net profit attributable to members of Foster's Group Limited		**398.6**	553.5
Earnings per share for profit from continuing operations attributable to the members of Foster's Group Limited (cents)	5	**20.2**	17.4
Earnings per share for profit attributable to the members of Foster's Group Limited (cents)	5	**20.4**	27.4

The Income Statement should be read in conjunction with the accompanying notes.

Balance Sheet

Foster's Group Limited and its controlled entities
Balance Sheet at 31 December

	Note	Consolidated Dec-07 $m	Jun-07 $m	Dec-06 $m
Current assets				
Cash and cash equivalents		**341.7**	287.5	344.0
Receivables		**1,346.2**	1,211.4	1,278.8
Inventories		**1,002.8**	1,037.9	989.5
Non-current assets classified as held for sale		**78.3**	100.7	482.0
Derivative financial assets		**3.3**	1.6	1.5
Total current assets		**2,772.3**	2,639.1	3,095.8
Non-current assets				
Receivables		**36.8**	42.6	47.2
Inventories		**444.8**	461.2	540.8
Investments accounted for using the equity method	9	**61.7**	63.0	63.4
Property, plant and equipment		**2,200.6**	2,261.7	2,320.2
Agricultural assets		**335.4**	335.1	332.2
Intangible assets		**3,362.1**	3,421.8	3,517.9
Deferred tax assets		**263.3**	296.8	286.7
Derivative financial assets		**71.2**	41.7	63.4
Total non-current assets		**6,775.9**	6,923.9	7,171.8
Total assets		**9,548.2**	9,563.0	10,267.6
Current liabilities				
Payables		**822.2**	771.1	871.5
Borrowings		**587.6**	285.9	213.1
Current tax liabilities		**83.6**	272.4	-
Provisions		**120.8**	148.7	159.2
Liabilities directly associated with non-current assets held for sale		**35.4**	40.4	103.0
Derivative financial liabilities		**4.3**	3.1	0.7
Total current liabilities		**1,653.9**	1,521.6	1,347.5
Non-current liabilities				
Payables		**23.3**	27.4	39.2
Borrowings		**2,626.2**	2,571.9	3,251.3
Deferred tax liabilities		**756.4**	744.4	757.8
Provisions		**35.7**	28.7	24.6
Derivative financial liabilities		**1.8**	35.8	24.7
Total non-current liabilities		**3,443.4**	3,408.2	4,097.6
Total liabilities		**5,097.3**	4,929.8	5,445.1
Net assets		**4,450.9**	4,633.2	4,822.5
Equity				
Contributed equity	7	**3,493.6**	3,612.9	3,669.3
Reserves		**(256.2)**	(219.4)	(170.9)
Retained profits	8	**1,183.7**	1,212.1	1,292.9
Total parent entity interest		**4,421.1**	4,605.6	4,791.3
Minority interests in controlled entities		**29.8**	27.6	31.2
Total equity		**4,450.9**	4,633.2	4,822.5

The Balance Sheet should be read in conjunction with the accompanying notes.

Statement of Recognised Income and Expenses

Foster's Group Limited and its controlled entities
Statement of Recognised Income and Expenses for the half year ended 31 December

	Note	Consolidated	
		2007	2006
		$m	$m
Total Equity at the beginning of the period		**4,633.2**	4,481.7
Adjustment resulting from change in accounting policy		**-**	(5.3)
Cash flow hedges (net of tax)		**(2.9)**	3.2
Net investment hedges (net of tax)		**39.5**	90.0
Share based payments		**6.0**	(1.1)
Actuarial gains/(losses) on defined benefit plans		**0.6**	(1.3)
Exchange difference on translation of foreign operations		**(79.4)**	(113.1)
Net income/(expense) recognised directly in equity		**(36.2)**	(27.6)
Profit for the period		**402.1**	553.5
Total recognised income for the period		**365.9**	525.9
Total recognised income for the period is attributable to:			
- members of Foster's Group Limited		**362.4**	523.1
- minority interests		**3.5**	2.8
Transactions with equity holders			
- contributions (return) of equity	7	**(119.3)**	52.5
- dividends paid	6	**(427.6)**	(237.2)
- minority interests		**(1.3)**	(0.4)
		(548.2)	(185.1)
Total Equity at the end of the period		**4,450.9**	4,822.5

The Statement of Recognised Income and Expenses should be read in conjunction with the accompanying notes.

Statement of Cash Flows

Foster's Group Limited and its controlled entities
Statement of Cash Flows for the half year ended 31 December

	2007 $m Inflows/ (Outflows)	2006 $m Inflows/ (Outflows)
Cash flows from operating activities		
Receipts from customers	3,276.4	3,210.7
Payments to suppliers, governments and employees	(2,674.8)	(2,753.2)
Interest received	8.7	8.1
Borrowing costs	(92.1)	(127.4)
Income taxes paid	(318.0)	(119.2)
Net cash flows from operating activities	200.2	219.0
Cash flows from investing activities		
Payments to acquire controlled entities (net of cash balances acquired)	-	(0.4)
Payments for property, plant, equipment and agricultural assets	(47.7)	(81.8)
Payments for acquisition of investments/other assets	-	(0.8)
Net proceeds from repayment of loans	2.2	1.5
Proceeds from sale of non-current assets	77.0	24.9
Proceeds from sale of controlled entities	(1.9)	319.3
Net cash flows from investing activities	29.6	262.7
Cash flows from financing activities		
Payments for shares bought back	(180.0)	(1.3)
Proceeds from issue of shares and exercise of options	-	1.3
Proceeds from borrowings	503.0	1,409.6
Repayment of borrowings	(125.0)	(1,797.9)
Dividends paid	(371.3)	(190.0)
Net cash flows from financing activities	(173.3)	(578.3)
Total cash flows from activities	56.5	(96.6)
Cash at the beginning of the period	287.5	448.0
Effects of exchange rate changes on foreign currency cash flows and cash balances	(2.3)	(7.7)
Cash at the end of the period	341.7	343.7

The Statement of Cash Flows should be read in conjunction with the accompanying notes.

Net cash flows from operating activities includes $9.6 million (2006: $40.8 million) net cash outflows resulting from prior period material items and restructuring of discontinued operations.

Non cash financing activity: Dividend reinvestment plan participation resulted in 8.8 million shares (2006: 7.8 million) being issued increasing share capital by $56.3 million (2006: $47.2 million).

Notes to the Financial Statements

Note 1 Summary of significant accounting policies

Basis of Preparation

This general purpose financial report for the interim half year reporting period ended 31 December 2007 has been prepared in accordance with the requirements of applicable Accounting Standards including AASB 134 "Interim Financial Reporting", the Corporations Act 2001 and all mandatory professional reporting requirements. The half-year financial report has also been prepared on a historical cost basis, except for derivative financial instruments and agricultural assets, which have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged items in fair value hedges, and are otherwise carried at cost, are adjusted to record changes in the fair value attributable to the risks that are being hedged.

This half year financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2007 prepared under Australian GAAP, changes in accounting policy for accounting standard requirements summarised below and any public announcements made by Foster's Group Limited (FGL) during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The financial report has been prepared for the consolidated entity (also referred to as the 'Group') comprising FGL as the parent entity and all its controlled entities. This report is presented in Australian dollars, which is the functional and presentation currency of FGL and its Australian subsidiaries.

Statement of Compliance

This financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS).

Compliance with AIFRS ensures that the half-year financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards (IFRS).

Significant Accounting Policies

The accounting policies applied by the Group in this consolidated interim financial report are the same as those applied by the consolidated entity in its consolidated financial report for the year ended 30 June 2007.

Prior period Accounting Policy change

The following change in accounting policy was implemented for the period ended 31 December 2006 and is disclosed in the comparatives.

AASB 2005-9 "Amendments to Australian Accounting Standards [AASB 4, AASB 1023, AASB 139, AASB 132]" – *Financial Guarantee Contracts*

Where a contract meets the definition of a financial guarantee, the contract is recognised at fair value at inception and then recognised at the greater of amortised cost, or the best estimate of total payments under the contract terms.

In implementing this change on 1 July 2005, a provision of $5.3 million (no tax benefit applicable) was recognised against retained earnings with $0.5 million of this provision released to net finance costs during the period.

Recently issued or amended accounting standards

The following Australian Accounting Standard has recently been issued but is not yet effective and has not been adopted in the annual reporting period:

AASB 7 "Financial Instruments: Disclosures", issued August 2005 and applicable for the year commencing 1 July 2007. The adoption of AASB 7 gives rise to disclosure changes only.

AABB 8 "Operating Segments", issued February 2007 is *applicable to the Group for years commencing 1 July 2009.*

Both accounting standards have disclosure implications to the Group. It is not possible to ascertain whether there are financial implications associated with adoption of the amendments above.

Change in disclosure of Overheads

Disclosure of overheads directly related to the production and distribution of inventory have been reclassified as cost of sales to harmonise beer and wine cost treatment. This has resulted in $28.8 million of overheads being reclassified in the Income Statement for the half year ended 31 December 2006, as outlined below:

	2006	Restatement	2006 Restated
	$m	$m	$m
Cost of sales	(1,374.0)	(28.8)	(1,402.8)
Distribution expense	(16.2)	16.2	-
Administration expense	(114.3)	12.6	(101.7)
Total	**1,504.5**	**-**	**1,504.5**

Notes to the Financial Statements

Note 2 Revenue, income and expenses

	Consolidated	
	2007 $m	2006 $m
Revenue		
Sales Revenue from continuing operations	**2,354.4**	2,366.0
Royalties	**1.9**	1.8
Net Sales Revenue	**2,356.3**	2,367.8
Rent	**-**	0.1
Other revenue	**98.9**	103.9
Total other revenue	**98.9**	104.0
Total revenue from continuing operations	**2,455.2**	2,471.8
Income		
Net profit on disposal of non-current assets	**24.2**	6.7
Net agriculture valuation increment	**4.1**	1.8
Foreign exchange	**-**	1.2
Total income from continuing operations	**28.3**	9.7
Depreciation - continuing operations	**(75.8)**	(66.8)
Amortisation - continuing operations	**(1.5)**	(3.4)
Total depreciation and amortisation - continuing operations	**(77.3)**	(70.2)
Net agriculture valuation decrement	**-**	(11.4)

Net sales of alcoholic beverage products is after deducting excise and other duties and taxes of $1,055.6 million (2006: $967.8 million).

Notes to the Financial Statements

Note 3 Discontinued operations

Wine Clubs and services

Sobemab, the European Wine Services business remains held for sale at 31 December. 2007. During 2007, the Group divested the Australia and New Zealand Clubs and Services businesses to Archer Capital for $214.9 million; the Bourse du Vin International European Clubs business was sold to Baarsma Wine Group Holdings B.V. for $29.1 million; the Windsor USA Clubs business was sold for $9.9 million to affiliates of Girard Winery LLC and the Pallhuber European Clubs business was sold to an affiliate of Orlando Management GmbH for $12.3 million.

Foster's Asia

In September 2006 the Group sold the Vietnam brewing business to Asia Pacific Breweries for US$105 million and the Foster's brand and brewing business in India to SABMiller plc for US$120 million.

Australian Leisure and Hospitality

The Australian Leisure and Hospitality Group (ALH) division was divested in November 2003. Certain properties which remain on hand were subject to development conditions before title could pass to the Australian Leisure and Entertainment Property Trust.

	6 months ended Dec-07 $m	12 months ended Jun-07 $m	6 months ended Dec-06 $m
Consolidated income statement information			
Revenue	**19.3**	381.1	242.8
Expenses	**(17.3)**	(348.6)	(221.7)
Profit before tax and finance costs	**2.0**	32.5	21.1
Income tax benefit/(expense)	**(0.8)**	(9.1)	(10.0)
Profit after tax from discontinued operations	**1.2**	23.4	11.1
Gain on sale before income tax	**1.4**	192.0	205.9
Income tax benefit/(expense)	**0.8**	(22.3)	(15.7)
Profit after tax on divestment	**2.2**	169.7	190.2
Net profit from discontinued operations	**3.4**	193.1	201.3
Carrying amount of assets and liabilities			
Non-current assets classified as held for sale	**42.7**	41.0	321.8
Liabilities directly associated with non-current assets held for sale	**(34.0)**	(38.1)	(98.2)
Net Assets	**8.7**	2.9	223.6
Consolidated cash flow information			
Cash Flows related to Operating activities			
Receipts from customers	**19.4**	404.1	255.0
Payments to suppliers, governments and employees	**(20.7)**	(369.7)	(222.7)
Net Operating Cash Flows	**(1.3)**	34.4	32.3
Cash Flows related to Investing activities			
Payment for purchases of property, plant and equipment	**(0.3)**	(4.3)	(1.7)
Proceeds from sale of property, plant and equipment	**-**	0.5	0.1
Proceeds from sale of controlled entities	**-**	517.3	319.3
Net Investing Cash Flows	**(0.3)**	513.5	317.7
Net cash flows from activities	**(1.6)**	547.9	350.0

Notes to the Financial Statements

Note 4 Segment results .

	Total assets $m	Total liabilities $m	Acquisition of property, plant & equipment, agricultural assets & intangibles $m	Depreciation and amortisation expense $m	Recoverable amount write-down $m
			2007		
Geographic segments					
Americas	**2,262.5**	**190.6**	**10.3**	**13.5**	**-**
Europe, Middle East and Africa	**393.2**	**97.1**	**0.4**	**1.3**	**-**
Australia, Asia and Pacific	**5,834.3**	**593.1**	**34.0**	**58.9**	**3.2**
Continuing operations	**8,490.0**	**880.8**	**44.7**	**73.7**	**3.2**
Unallocated					
Corporate	**410.5**	**128.7**	**1.7**	**3.6**	**-**
Cash/Borrowings	**341.7**	**3,213.8**			
Deferred tax assets/tax provisions	**263.3**	**840.0**			
Continuing operations	**9,505.5**	**5,063.3**	**46.4**	**77.3**	**3.2**
Discontinued operations	**42.7**	**34.0**	**0.3**	**-**	**-**
Total operations	**9,548.2**	**5,097.3**	**46.7**	**77.3**	**3.2**
			2006		
Geographic segments					
Americas	2,470.3	220.5	16.7	12.4	-
Europe, Middle East and Africa	362.7	91.2	0.7	2.4	-
Australia, Asia and Pacific	6,143.9	649.4	60.8	51.4	2.9
Continuing operations	8,976.9	961.1	78.2	66.2	2.9
Unallocated					
Corporate	338.2	163.6	1.9	3.9	-
Cash/Borrowings	344.0	3,464.4			
Deferred tax assets/tax provisions	286.7	757.8			
Continuing operations	9,945.8	5,346.9	80.1	70.1	2.9
Discontinued operations	321.8	98.2	1.7	2.7	-
Total operations	10,267.6	5,445.1	81.7	72.8	2.9

The previous period total liabilities for the Australia, Asia and Pacific and Corporate segment have been restated to more accurately disclose the allocation of employee entitlements between these segments.

Notes to the Financial Statements

Note 4 Segment results (continued)

	Total Revenue			Comprised of	
	Revenue including inter-segment sales $m	Inter segment revenue $m	External revenue $m	Net Sales Revenue $m	Other revenue $m
			2007		
Geographical segments					
Americas	**560.9**	**(5.4)**	**555.5**	**554.6**	**0.9**
Europe, Middle East and Africa	**253.7**	**(13.8)**	**239.9**	**239.1**	**0.8**
Australia, Asia and Pacific	**2,008.8**	**(353.3)**	**1,655.5**	**1,562.6**	**92.9**
	2,823.4	**(372.5)**	**2,450.9**	**2,356.3**	**94.6**
Unallocated					
Corporate	**4.3**	**-**	**4.3**	**-**	**4.3**
Net finance costs				**-**	**-**
Continuing operations	**2,827.7**	**(372.5)**	**2,455.2**	**2,356.3**	**98.9**
Discontinued operations	**19.9**	**(0.6)**	**19.3**	**19.2**	**0.1**
Total operations	**2,847.6**	**(373.1)**	**2,474.5**	**2,375.5**	**99.0**
			2006		
Geographical segments					
Americas	638.5	(6.8)	631.7	625.2	6.5
Europe, Middle East and Africa	243.4	(13.0)	230.4	227.7	2.7
Australia, Asia and Pacific	2,012.9	(407.9)	1,605.0	1,514.9	90.1
	2,894.8	(427.7)	2,467.1	2,367.8	99.3
Unallocated					
Corporate	4.7	-	4.7	-	4.7
Net finance costs				-	-
Continuing operations	2,899.5	(427.7)	2,471.8	2,367.8	104.0
Discontinued operations	258.7	(15.9)	242.8	240.7	2.1
Total operations	3,158.2	(443.6)	2,714.6	2,608.5	106.1

The Group operates in the beverage industry, which includes the production and marketing of premium alcoholic beverages. The interest revenue and interest expense has not been allocated across segments as the financing function of the Group is centralised through the Group's Treasury division. Inter-segment pricing is on an arm's length basis.

Other revenue mainly includes sales of non-alcoholic beverages, sales by capital liquor, hop extract sales and bio-resource revenue.

Notes to the Financial Statements

Note 4 Segment results (continued)

	Profit before income tax and material items $m	Material items $m	Profit before income tax $m
		2007	
Geographical segments			
Americas	**97.7**	**-**	**97.7**
Europe, Middle East and Africa	**45.1**	**-**	**45.1**
Australia, Asia and Pacific	**520.2**	**-**	**520.2**
	663.0	**-**	**663.0**
Unallocated			
Corporate	**(24.3)**	**-**	**(24.3)**
Net finance costs	**(81.3)**		**(81.3)**
Continuing operations	**557.4**	**-**	**557.4**
Discontinued operations	**2.0**	**-**	**2.0**
Total operations	**559.4**	**-**	**559.4**
		2006	
Geographical segments			
Americas	143.1	-	143.1
Europe, Middle East and Africa	38.7	-	38.7
Australia, Asia and Pacific	442.2	-	442.2
	624.0	-	624.0
Unallocated			
Corporate	(22.2)	-	(22.2)
Net finance costs	(101.9)	-	(101.9)
Continuing operations	499.9	-	499.9
Discontinued operations	21.1	-	21.1
Total operations	521.0	-	521.0

Notes to the Financial Statements

Note 5 Earnings Per Share

	Consolidated	
	2007	2006
Basic earnings per share (cents) based on net profit from continuing operations attributable to members of Foster's Group Limited	**20.2**	17.4
Basic earnings per share (cents) based on net profit from discontinued operations	**0.2**	10.0
Basic earnings per share (cents) based on profit attributable to members of Foster's Group Limited	**20.4**	27.4
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share (in thousands)	**1,953,032**	2,022,971
Diluted earnings per share (cents) based on net profit from continuing operations attributable to members of Foster's Group Limited	**20.2**	17.4
Diluted earnings per share (cents) based on net profit from discontinued operations	**0.2**	10.0
Diluted earnings per share (cents) based on profit attributable to members of Foster's Group Limited	**20.4**	27.4
Weighted average number of ordinary shares on issue used in the calculation of diluted earnings per share (in thousands)	**1,953,116**	2,022,971

Comparatives have been restated to reflect the impact of bonus elements of shares.

Earnings reconciliation

Basic earnings per share	**$m**	$m
Net profit from continuing operations	**398.7**	355.0
Net profit attributable to minority interests	**(3.5)**	(2.8)
Net profit from continuing operations attributable to members of Foster's Group Limited used in calculating basic earnings per share	**395.2**	352.2
Net profit from discontinued operations	**3.4**	201.3
Net profit attributable to members of Foster's Group Limited used in calculating basic earnings per share	**398.6**	553.5

Diluted earnings per share		
Net profit from continuing operations	**398.7**	355.0
Net profit attributable to minority interests	**(3.5)**	(2.8)
Net profit from continuing operations attributable to members of Foster's Group Limited used in calculating diluted earnings per share	**395.2**	352.2
Net profit from discontinued operations	**3.4**	201.3
Net profit attributable to members of Foster's Group Limited used in calculating diluted earnings per share	**398.6**	553.5

Notes to the Financial Statements

Note 6 Dividends

Date interim dividend payable	Wednesday, 2 April 2008
Record date for determining entitlements	Monday, 3 March 2008

Registrable transfers received by the Company at its principal register or any of its branch registers up to 5.00 pm on Monday, 3 March 2008, if paper based, or by End of Day on that date if electronically transmitted by CHESS, will be registered before entitlements to the dividend are determined.

Computershare Investor Services Pty. Limited

Yarra Falls
452 Johnston Street
Abbotsford, Victoria, 3067
Australia

	2007 **$m**	2006 $m
Interim dividend of 12.00 cents per ordinary share payable 2 April 2008 (2006: 10.75 cents per ordinary share paid 2 April 2007)	**230.6**	217.9
Amount of franking credits available for the remainder of the year.	**52.6**	269.0
Dividends during the period were:		
Paid in cash	**200.0**	190.0
Off-market share buy-back	**171.3**	-
Satisfied by the issue of shares under the dividend reinvestment plan	**56.3**	47.2
Employee share plan loan repayment	**-**	-
	427.6	237.2

Amount per security of foreign sourced dividends is nil.

The above amount of franking credits available for the remainder of the year represents the balances of the franking accounts as at the end of the period, adjusted for income tax payable and income tax refunds at 31 December. All the proposed dividends will be 100% franked out of existing franking credits or out of franking credits arising from the payment of income tax in the period subsequent to 31 December based on a tax rate of 30%. Franking credits expected to be used to fully frank the interim dividend are $101.8 million (2006: $93.4 million). The final dividend paid in the current and previous period were 100% franked at a tax rate of 30%.

The Company's dividend reinvestment plan (DRP) was reactivated for the 1999/00 final dividend and continues to be available to eligible shareholders. The last date for receipt of election notices for participation in the 2007/2008 interim dividend under the DRP is Monday 3 March 2008.

Notes to the Financial Statements

Note 7 Contributed Equity

	Consolidated	
	2007	2006
	$m	$m
Paid up capital		
ordinary fully paid shares	**3,493.6**	3,669.3
Movements in Share Capital		
opening balance		
- ordinary fully paid shares	**3,612.9**	3,616.8
- employee shares of $1 paid to 1.67 cents	**-**	-
	3,612.9	3,616.8
697,263 (2006: 783,149) ordinary fully paid shares issued to employees @ $6.40 (2006: $6.74 per share)	**4.1**	5.3
Dividend reinvestment plan - 8,832,202 @ $6.37 (2006: 7,871,780 @ $6.00)	**56.3**	47.2
On-market share buy-back - 15,950,793 @ $6.27 (2006: 204,000 @ $6.40)	**(100.0)**	(1.3)
Off-market share buy-back - 42,956,371 @ $5.82 (2006: NIL)	**(79.7)**	-
Conversion of partly paid employee shares of NIL (2006: 211,800) fully paid ordinary shares	**-**	1.3
Closing balance		
- ordinary fully paid shares	**3,493.6**	3,669.3
- employee shares of $1 paid to 1.67 cents	**-**	-
Total Contributed equity	**3,493.6**	3,669.3

	2007	2006
	shares m	shares m
Opening balance		
- ordinary fully paid shares	**1,970.8**	2,018.8
- partly paid employee shares	**0.8**	1.0
	1,971.6	2,019.8
697,263 (2006: 783,149) employee share plan issues	**0.7**	0.8
Dividend reinvestment plan - October 2007: 8,832,202 (October 2006: 7,871,780)	**8.8**	7.8
On-market share buy-back 15,950,793 (2006: 204,000)	**(15.9)**	(0.2)
Off-market share buy-back 42,956,371 (2006: NIL)	**(43.0)**	-
Conversion of NIL (2006: 211,800) partly paid employee shares to fully paid ordinary shares	**-**	-
Closing balance		
- ordinary fully paid shares	**1,921.4**	2,027.2
- partly paid employee shares	**0.8**	0.8
	1,922.2	2,028.0

Notes to the Financial Statements

Note 8 Retained profits

	Consolidated	
	2007 $m	2006 $m
Retained profits at the beginning of the period	**1,212.1**	972.7
Adjustment resulting from change in accounting policy	**-**	(5.3)
	1,212.1	967.4
Net profit	**398.6**	553.5
Actuarial gains/(losses) on defined benefit superannuation plans	**0.6**	(1.3)
Transfers from reserves	**-**	10.5
Total available for appropriation	**1,611.3**	1,530.1
Ordinary dividends final paid	**(427.6)**	(237.2)
Retained profits at the end of the period	**1,183.7**	1,292.9

Note 9 Investments accounted for using the equity method

	Reporting date	Ownership interest 2007 %	Ownership interest 2006 %
Fiddlesticks LLC	31 December	**50.0**	50.0
Foster's USA, LLC	31 March	**49.9**	49.9
Judd Road Vineyards Limited	30 June	**50.0**	50.0
International Trade and Supply Limited	31 December	**39.9**	39.9
Oak Vale Vineyard Limited	30 June	**50.0**	50.0

The carrying values of material investments are:

- Foster's USA LLC $23.9 million (2006: $25.7 million); and
- International Trade and Supply Limited $36.5 million (2006: $36.2 million)

Notes to the Financial Statements

Note 10 Contingent Liabilities

	Consolidated	
	2007 $m	2006 $m
Guarantees – divestment warranties	**316.2**	232.3
Litigation – disputed tax assessments	**288.8**	-
Termination benefits – executive service agreements	**7.2**	11.6
	612.2	243.9

Guarantees – divestment warranties

The Group has various contingent liabilities arising in connection with the sale of discontinued operations. Under the various sale agreements the Group has given customary representations, warranties and indemnities in respect of the divested businesses and their assets and liabilities. These representations, warranties and indemnities expire at various times through to December 2008. The maximum potential loss arising from the contingent liabilities has been identified, however it is not envisaged that any material unrecorded loss is likely to arise.

Litigation – disputed tax assessments

On 29 June 2007 the Group received assessment notices from the Australian Commissioner of Taxation (the Commissioner) for primary tax of $548.7 million and penalties and interest of $302.0 million. The assessments are attributable to the 1995 to 2004 income tax years and relate to the utilisation of tax losses associated with the funding of the Elders Finance Group (EFG) in the 1980s and 1990s. Foster's view of the positions adopted by the Commissioner is that its maximum exposure in relation to these and related assessments is limited to $545.7 million, comprising $340.9 million for primary tax and $204.8 million for penalties and interest. The Commissioner has issued assessments for the higher amounts in order to cover all possible alternative positions that may be argued in Federal Court proceedings currently underway. Foster's initiated the Federal Court proceedings in July 2006 to obtain certainty about the availability of the tax losses, following the Commissioner's disallowance of an objection against an assessment for tax for a Foster's subsidiary company.

The Group is confident of the position it has adopted and intends to defend vigorously the deduction claims. Part payment of the disputed tax assessments was required pending resolution of the dispute. The Group has paid $244.5 million to the Commissioner in respect of the assessments. This amount is fully refundable in the event that the matter is resolved in favour of Foster's. This amount has been recorded on the balance sheet as a receivable.

The directors declare that the financial statements and notes for the consolidated entity:

a. comply with Accounting Standard AASB 134 "Interim Financial Reporting", the Corporations Act 2001 and other mandatory professional reporting requirements; and

b. give a true and fair view of the consolidated entity's financial position as at 31 December 2007 and of its performance, as represented by the results of its operations and its cash flows, for the half year ended on that date.

In the directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This report is made in accordance with a Resolution of the Board of Directors and is signed for and on behalf of the Directors.

Dated at Melbourne this 19th day of February 2008.

David A. Crawford
Chairman

Trevor L. O'Hoy
Chief Executive Officer

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Telephone +61 3 8603 1000
Facsimile +61 3 8603 1999
Website:www.pwc.com/au

Independent auditor's review report to the members of Foster's Group Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Foster's Group Limited, which comprises the balance sheet as at 31 December 2007, and the income statement, statement of recognised income and expense and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration for the Foster's Group Limited group (the consolidated entity). The consolidated entity comprises both Foster's Group Limited (the company) and the entities it controlled during that half-year.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Foster's Group Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit.

Liability limited by a scheme approved under Professional Standards Legislation

PRICEWATERHOUSECOOPERS

Independent auditor's review report to the members of Foster's Group Limited

(continued)

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Foster's Group Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2007 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

A Mill

Andrew Mill
Partner

Melbourne
19 February 2008

END